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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Rembe                                   Toni
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   (Last)                            (First)              (Middle)

P.O. Box 7880
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                                    (Street)

San Francisco                           CA                   94120-7880
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


SBC Communications Inc.
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


12/2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


1/25/2002
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock              3/30/2001                  A  (1)       336.00         A      44.63                      D
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Common Stock              6/29/2001                  A  (1)       374.000        A      40.06                      D
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Common Stock              10/01/2001                 A  (1)       322.000        A      46.48                      D
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Common Stock              12/28/2001                 A  (1)       379.000        A      39.49     10,648.000  (2)  D
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Common Stock              1/1/2001-
                          12/31/2001                 A  (3)     2,729.165        A   38.95-52.37    7,308.084      I    By benefit
                                                                                                                        plan
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Common Stock              10/11/2001                 4/J (4)      226.000        A       N/A          226.000      I    By Spouse's
                                                                                                                        Corporation
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Common Stock                                                                                        2,145.000 (5)  I    By Spouse's
                                                                                                                        Trust
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*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Explanation of Responses:
1. Acquisition of shares as payment for retainer and/or meeting fees pursuant to the SBC Non-Employee Director Stock and Deferral Plan.
2. Net of cashed-out fractional share (.26) from Merrill Lynch reinvestment plan.
3. Acquisition of deferred stock units pursuant to the SBC Non-Employee Director Stock and Deferral Plan; each unit will be converted into one share of SBC common stock after the reporting person ceases to be a Director.
4. Pro rata distribution from WSW 1996 Exchange Fund L.P. to Arthur Rock S Corporation (spouse is sole shareholder).
5. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.





               Joy Rick                                        2/5/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By: Joy Rick, Attorney-in-fact for Toni Rembe

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.